Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

H World Group Limited

華住集團有限公司

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

DATE OF AUDIT COMMITTEE MEETING

AND

2023 FIRST QUARTER FINANCIAL RESULTS

ANNOUNCEMENT DATE

H World Group Limited (the “Company”) announces that a meeting of the audit committee of the board of directors of the Company (the “Board”) will be held on Monday, May 29, 2023 (Hong Kong time) for the purpose of, among other things, considering and approving the Company’s unaudited financial results for the three months ended March 31, 2023 (the “Results”) and the publication of the Results.

The Results will be uploaded to the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at https://ir.hworld.com on Monday, May 29, 2023 (Hong Kong time), after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. market.

The Company’s management will host a conference call at 9:00 a.m. (Hong Kong time) on Tuesday, May 30, 2023 (or 9:00 p.m. (U.S. Eastern time) on Monday, May 29, 2023) following the announcement of the Results. To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register.vevent.com/register/ BI06e8970e467241ed8d3d88d65a544383. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/kc248r24 or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

By order of the Board
H World Group Limited
JI Qi
Executive Chairman

Hong Kong, May 9, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. JI Qi, the Executive Chairman, and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors.